FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the “Corporation”)
Suite 300, 250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.

Date of Material Change

May 5, 2008

3.

News Release

A news release was issued by the Corporation on May 5, 2008, through the facilities of Canada Newswire.

4.

Summary of Material Change

Birch Mountain Resources Ltd. announces that Alberta Environment ("AENV") has declared the Hammerstone Project Environmental Impact Assessment (EIA) to be "complete".

5.

5.1

Full Description of Material Change

Please refer to the news release of the Corporation dated May 5, 2008 which is attached to this report as Schedule “A”.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Joel Jarding, President and COO,  (403) 262-1838

9.

Date of Report

May 6, 2008.

Schedule “A”

NEWS RELEASE

Birch Mountain Receives Hammerstone EIA
Completeness Decision

CALGARY, May 5, 2008 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) announces that Alberta Environment ("AENV") has declared the Hammerstone Project Environmental Impact Assessment (EIA) to be "complete". Completeness is a determination that the EIA has fully met the requirements of the EIA terms-of-reference issued by AENV, and concludes the assessment phase of the Hammerstone application process.

"We are proud to achieve this regulatory milestone and I congratulate the staff and consulting team that have worked so hard on the EIA," says Joel Jarding, President and Chief Operating Officer of Birch Mountain. "The Hammerstone Project includes a six-fold expansion of our approved and operating Muskeg Valley Quarry, and encompasses all of the limestone reserves and the processing facilities needed to make quicklime and hydrated lime defined in the 2006 Technical Report".

In addition, the Hammerstone Project includes plans to produce cement, and to provide facilities for the reprocessing and environmental management of limestone-based byproducts produced by the oil sands industry. "Opportunities to create useful products from materials currently considered to be waste, and full life cycle management of other byproducts within our reclamation plan, reflect Birch Mountain’s emphasis on effective environmental management and performance for our customers and our own operations," adds Don Dabbs, Senior Vice President.

"The Hammerstone EIA completeness decision is a significant step in Alberta’s regulatory process, moving the application into the approvals phase. The Natural Resources Conservation Board will now make a "public interest" decision which, if favourable, clears the way to the final approval and operating permits for the Hammerstone Project," explains Mr. Dabbs.

Company Contacts: Birch Mountain Tel. (403) 262-1838 Fax (403) 262-9888
Steve Chizzik, Equity Communication Tel. (908) 688-9111
Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.